SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D
                                  (Rule 13d-1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (Amendment No. 4)


                          FIRST AVIATION SERVICES INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   31865 W 108
                                 (CUSIP Number)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100


                                  May 26, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( x )


                              (Page 1 of 11 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 2 of 11 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            609,826
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                         --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             609,826
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       609,826 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 2 of 11 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 3 of 11 Pages
--------------------------                                   -------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Channel Partnership II, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  22-3215653




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            23,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                         --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             23,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 3 of 11 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 4 of 11 Pages
--------------------------                                   -------------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            333,950
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                         --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             333,950
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       333,950 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

                              (Page 4 of 11 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 5 of 11 Pages
--------------------------                                   -------------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            666,016
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                         --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             666,016
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       666,016 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 5 of 11 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 6 of 11 Pages
--------------------------                                   -------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Nelson Obus
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

      PF  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            100,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                         --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             100,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       100,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------

                              (Page 6 of 11 Pages)

Item 1.  Security and Issuer.

     This amended Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of First Aviation Services Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15 Riverside Avenue, Westport, Connecticut 06880-4214.


Item 2.  Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Channel Partnership II L.P.
("Channel"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I") and Nelson Obus ("Mr. Obus"). The Partnership, Channel, the Fund, Partnership-I and Mr. Obus are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM) is the general partner of the Partnership and the Partnership-I, which are private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus, Joshua Landes and Robert Melnick are the managing members of WCM. Mr. Obus is also the general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York. Mr. Obus, Mr. Landes and Mr. Melnick are principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares for the consideration shown in the following table:


                              (Page 7 of 11 Pages)

           Name                 Number of Shares           Consideration Paid
           ----                 ----------------           ------------------
      Partnership                   609,826                 $4,357,485.59
      Partnership-I                 666,016                  3,989,996.66
      Channel                        23,000                    176,900.00
      Fund                          333,950                  2,290,650.60
      Mr. Obus                      100,000                    579,868.00


     Such Shares were paid for from the working capital of each entity in the Wynnefield Group (other than Mr. Obus, who used personal funds), each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.


Item 4.  Purposes of Transaction.

     The entities comprising the Wynnefield Group originally acquired their Shares for investment purposes. Subsequently, they determined that they could play a useful role in recommending to the Issuer's management various strategies for maximizing shareholders' value, and through their representatives, they have suggested certain programs for this purpose. The Wynnefield Group and the Issuer's management have continued their dialogue on this and related subjects.

     Except as set forth above, none of the entities in the Wynnefield Group has any present plans or intentions to effect transactions that would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the entities comprising the Wynnefield Group beneficially owned a total of 1,732,792 Shares, the separate ownership of which is set forth in Item 3 of this amended Statement. Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, Mr. Obus as a general partner of Channel, and Mr. Obus,


                              (Page 8 of 11 Pages)

Mr. Landes and Mr. Melnick as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the Wynnefield Group. The Shares owned by the Wynnefield Group represent approximately 19.3% of the outstanding Shares of the Issuer, based on the 8,986,647 Shares reported as outstanding by the Issuer.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, Mr. Obus as general partner of Channel, and Mr. Obus, Mr. Landes and Mr. Melnick as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by the entities comprising the Wynnefield Group.

     (c) Since April 1, 1999, the date of the event which required the last previous filing of a statement under Rule 13d under the Exchange Act by the entities comprising the Wynnefield Group, they have purchased 51,500 additional Shares, as shown in the following table, and now own 1,732,792 Shares representing 19.3% of the Shares of the Issuer currently outstanding:


                         Date of         Number of
    Purchaser            Purchase          Shares          Cost of Shares
    ---------            --------          ------          --------------

Partnership              4-26-99           1,300            $   5,909
Partnership              5-14-99          13,500               68,040
Partnership - I          4-26-99           1,500                6,818
Partnership - I          5-14-99          16,500               83,160
Fund                     4-26-99             700                3,182
Fund                     5-14-99           7,500               37,800
Channel                  5-26-99           5,000               27,625



                              (Page 9 of 11 Pages)

                         Date of         Number of
    Purchaser            Purchase          Shares          Cost of Shares
    ---------            --------          ------          --------------

Mr. Obus                 4-16-99           1,000                3,697
Mr. Obus                 4-19-99           1,000                4,121
Mr. Obus                 4-23-99           3,500               15,464

     (d) Each of the entities comprising the Wynnefield Group as an owner of the Shares reported in this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such entity as reported in this Statement.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

     Not applicable.


                              (Page 10 of 11 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  June 4, 1999

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
                           By:      Wynnefield Capital Management, LLC,
                                    General Partner

                           By:      S/Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, Managing Member



                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                           By:      Wynnefield Capital, Inc.

                                    S/Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, President


                           CHANNEL PARTNERSHIP II, L.P.

                           By:      S/Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, General Partner


                           S/Nelson Obus
                           -----------------------------------------------------
                           Nelson Obus, Individually



                              (Page 11 of 11 Pages)